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                                                               [VAN KAMPEN LOGO]

NEWS RELEASE     1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace, Illinois
                 60181-5555 o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                     VAN KAMPEN CALIFORNIA MUNICIPAL TRUST,
                 VAN KAMPEN CALIFORNIA QUALITY MUNICIPAL TRUST,
           VAN KAMPEN TRUST FOR INVESTMENT GRADE CALIFORNIA MUNICIPALS
                                       AND
               VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
                  ANNOUNCE ADJOURNMENT OF MEETING FOR PROPOSED
                                 REORGANIZATION

         CHICAGO (June 27, 2005) -- The joint special meeting of shareholders of Van Kampen California Municipal Trust, Van Kampen California Quality Municipal Trust, Van Kampen Trust for Investment Grade California Municipals and Van Kampen California Value Municipal Income Trust was held on June 22, 2005 and has been adjourned to July 22, 2005 at 9:00 a.m. to allow additional time to solicit the additional votes needed to approve proposals as outlined in the Notice of Special Meeting previously mailed to shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $99 billion in assets under management or supervision, as of May 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.